BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

12 November 2001

02015806

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

02 MAR 13 AM 8:10

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

pp **Marcela Zeman**
Head of Investor Relations

dlw 3/13

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 12 November 2001

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargo 0700, Monday 12 November 2001

BAA TRAFFIC DECLINE STABLE IN OCTOBER

BAA's seven UK airports handled 9.8 million passengers in October, a decrease of 12 per cent on the same month last year. At its half year results on 29 October the company reported a 12% decline for the first twenty days of October. The trend has remained stable at minus 12% since the second half of September.

Among individual airports, growth continued in Scotland, with Edinburgh up 13.4% and Glasgow up 6.6%, and at Stansted up 4.9%. Heathrow traffic fell 20.1%, with North Atlantic traffic down 31.4% and Gatwick was down 12.7%, with North Atlantic traffic down 32%.

The North Atlantic and certain other long haul markets continue to be worst affected by the terrorist attacks of September 11. The North Atlantic market was down 31.3% in October and other long haul traffic declined by 16.4%. Irish traffic grew by 5.5% due to intense competition in Scotland. Domestic traffic fell by 3.4% across the group although growth continued on domestic routes at Glasgow, Edinburgh and Stansted. Similarly European scheduled traffic was down 11.2% but with growth at Stansted and in Scotland.

Air transport movements at the seven airports rose 0.3% in October. Cargo tonnage was down 15.2% but this represented a slight improvement on the decline recorded in the second half of September.

mf:/

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel: +44 (0) 20 7932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : October 2001

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-01 to Oct-01	% Change	12 months to Oct-01	% Change
Heathrow	4,485.5	-20.1	37,618.7	-7.1	61,419.0	-3.8
Gatwick	2,529.8	-12.7	21,503.2	-1.3	31,840.2	0.7
Stansted	1,205.1	4.9	9,226.5	16.0	13,532.2	17.9
London Area Total	**8,220.4**	**-14.9**	**68,348.4**	**-2.7**	**106,791.4**	**-0.1**
Southampton	73.6	-5.8	553.9	-0.2	865.7	3.4
Glasgow	710.1	6.6	4,972.4	5.1	7,208.5	5.3
Edinburgh	560.5	13.4	3,868.9	10.3	5,966.9	10.6
Aberdeen	223.5	-2.1	1,617.3	4.3	2,580.2	5.5
Scottish Total	**1,494.1**	**7.6**	**10,458.6**	**6.8**	**15,755.6**	**7.3**
BAA Total	**9,788.1**	**-12.0**	**79,360.9**	**-1.5**	**123,412.6**	**0.8**

Air Transport Movements	Month	% Change	Fin year to date: Apr-01 to Oct-01	% Change	12 months to Oct-01	% Change
Heathrow	37,886	-3.5	273,628	-0.1	459,286	0.1
Gatwick	21,453	-4.6	158,112	-0.5	251,133	-0.3
Stansted	13,265	-1.4	98,065	7.7	154,428	5.8
London Area Total	**72,604**	**-3.5**	**529,805**	**1.1**	**864,847**	**1.0**
Southampton	2,516	3.3	17,461	0.2	28,159	3.0
Glasgow	8,788	10.2	58,268	5.4	92,474	5.0
Edinburgh	9,364	20.3	60,696	15.9	97,695	12.1
Aberdeen	7,587	5.9	52,612	7.8	86,238	8.0
Scottish Total	**25,739**	**12.3**	**171,576**	**9.7**	**276,407**	**8.4**
BAA Total	**100,859**	**0.3**	**718,842**	**3.0**	**1,169,413**	**2.7**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-01 to Oct-01	% Change	12 months to Oct-01	% Change
Heathrow	97,675	-14.6	686,292	-11.1	1,204,486	-8.6
Gatwick	22,496	-22.6	163,515	-13.1	292,833	-8.3
Stansted	14,985	-5.0	97,321	-1.4	170,186	2.4
London Area Total	**135,156**	**-15.1**	**947,128**	**-10.6**	**1,667,505**	**-7.5**
Southampton	33	57.1	184	35.3	347	11.2
Glasgow	470	-49.2	4,181	-30.9	6,800	-24.5
Edinburgh	1,466	-9.0	9,377	-10.8	16,716	-9.1
Aberdeen	344	-12.7	2,586	-4.5	5,031	10.4
Scottish Total	**2,280**	**-22.2**	**16,144**	**-16.3**	**28,547**	**-10.7**
BAA Total	**137,469**	**-15.2**	**963,455**	**-10.7**	**1,696,398**	**-7.6**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: October 2001

Market	*BAA Total Oct-00 (000s)*	*BAA Total Oct-01 (000s)*	*% Change*
Domestic	1,912	1,847	-3.4
Eire	534	564	5.5
European Scheduled	4,049	3,594	-11.2
European Charter*	1,288	1,249	-3.1
North Atlantic	1,761	1,210	-31.3
Other Long Haul	1,584	1,324	-16.4
Total	**11,128**	**9,788**	**-12.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary